UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the English text of an ad hoc release issued by Deutsche Bank AG on October 7, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Deutsche Bank announces anticipated charges impacting third quarter 2015 results

Frankfurt am Main, October 7, 2015 - Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) expects to incur charges that will materially impact third quarter 2015 results:

•	An impairment of all goodwill and certain intangibles in Corporate Banking & Securities (CB&S) and Private & Business Clients (PBC) of approximately EUR 5.8 billion. This is largely driven by the impact of expected higher regulatory capital requirements on the measurement of the value of these segments as well as current expectations regarding the disposal of Postbank.

•	An impairment of the carrying value of Deutsche Bank’s 19.99% stake in Hua Xia Bank Co. Ltd. of approximately EUR 0.6 billion. This reflects an updated valuation triggered by a change of the intent of the holding as Deutsche Bank no longer considers this stake to be strategic.

•	Litigation provisions of approximately EUR 1.2 billion, the majority of which are not expected to be tax deductible. Final litigation provisions in the quarter may be affected by further events before we finalize and report third quarter results.

The impairment of goodwill and intangibles and of the Hua Xia investment will have no significant impact on Deutsche Bank’s regulatory capital ratios. Deutsche Bank currently expects to report a fully-loaded CRR/CRD4 Common Equity Tier 1 ratio for the third quarter of approximately 11%, which includes the impact of European Banking Authority Regulatory Technical Standards (“Prudential Valuation”) that were adopted in the quarter.

Based on these charges, Deutsche Bank expects to report a third quarter income before income taxes (IBIT) loss of approximately EUR 6.0 billion and a net loss of EUR 6.2 billion. Year-to-date results through the third quarter are expected to be an IBIT loss of approximately EUR 3.3 billion and a net loss of EUR 4.8 billion.

Excluding the impact of the impairment of goodwill and intangibles, the third quarter IBIT loss would be approximately EUR 0.2 billion and the net loss would be approximately EUR 0.4 billion, largely reflecting the litigation provisions and Hua Xia impairment. On the same basis, Deutsche Bank expects to remain profitable year-to-date through the third quarter with IBIT of approximately EUR 2.5 billion and net income of approximately EUR 0.9 billion.

As part of the planning for the implementation of Strategy 2020, the Management Board will recommend a reduction or possible elimination of the Deutsche Bank common share dividend for the fiscal year of 2015.

All the aforementioned amounts are estimates. The final amounts will be determined in the coming weeks and will be disclosed in our announcement of third quarter results, together with details of the implementation of Strategy 2020, which is now scheduled to occur on October 29.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 8, 2015
	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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